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Exhibit 2.2

AMENDMENT NO. 1

        THIS AMENDMENT NO. 1 dated as of June 21, 2002 ("Amendment") is made and entered into by and among Peregrine Connectivity, Inc., a Georgia corporation, Peregrine Systems, Inc., a Delaware corporation, PCI International Limited, a Cayman Islands corporation, and PCI International, Inc., a Delaware corporation. Capitalized terms not otherwise defined herein have the meanings set forth in the Acquisition Agreement (as defined below); provided that where this Amendment adds language to the Intellectual Property Agreement or the Transition Services Agreement the added language uses the defined terms in such agreements. This Amendment amends in certain respects each of (i) that certain Acquisition Agreement dated as of June 12, 2002, by and among the Company, the Shareholder and the Purchaser (the "Acquisition Agreement"), (ii) that certain Intellectual Property Agreement dated as of June 12, 2002, by and between the Company and the Shareholder (the "Intellectual Property Agreement"), and (iii) that certain Transition Services Agreement dated as of June 12, 2002, by and between the Company and the Shareholder (the "Transition Services Agreement").

        NOW, THEREFORE, the parties hereto agree as follows:

        Section 1.    Replacement Purchaser.    Effective as of the date hereof, the parties hereto agree that PCI International, Inc., a Delaware corporation, is substituted in the place of PCI International Limited, a Cayman Islands corporation for all purposes of the Acquisition Agreement, and accordingly, from and after the date hereof, (i) all references to "Purchaser" in the Acquisition Agreement and this Amendment will be deemed to refer to PCI International, Inc., a Delaware corporation and (ii) PCI International Limited, a Cayman Islands corporation will have no further obligations or liabilities with respect to the Acquisition Agreement, as amended.

        Section 2.    Purchase Price.    Section 2.2 of the Acquisition Agreement is amended and restated as follows:

          "2.2    Purchase Price.    The aggregate purchase price (the "Purchase Price") for the Shares shall consist of a cash payment in the amount of Thirty-Four Million Six Hundred Fifty Thousand Dollars ($34,650,000.00). The Purchase Price shall be payable as provided in Section 2.3(c)."

        Section 3.    Waiver of Due Diligence.    From and after the execution and delivery of this Agreement by each of the undersigned, Purchaser hereby waives the closing condition set forth in Section 7.2(d) of the Acquisition Agreement.

        Section 4.    Indemnification of Directors and Officers.    Notwithstanding any provision to the contrary in the Acquisition Agreement, the obligations of Purchaser and the Company to the Employee Indemnitees set forth in Section 6.8 of the Acquisition Agreement (Director and Officer Liability) shall only apply with respect to actions or failures to act with respect to the Company and its Subsidiaries, and not with respect to Shareholder or any of its affiliates (other than the Company and its Subsidiaries).

        Section 5.    Certain Employee Matters.

          (a)  Section 6.9(a) of the Acquisition Agreement is amended and restated as follows:

            "(a) Effective as of the Closing Date, the Purchaser shall employ each of (and only) the employees of the Company and its Subsidiaries set forth in Section 6.9 of the Company Disclosure Schedule (each a "Purchaser Employee"), and prior to the Closing Date, shall send a notice to the Purchaser Employees in a form approved by the Shareholder informing them that the Purchaser shall be the sole employer of such employees as of the Closing. As of the Closing, the Purchaser shall provide Purchaser Employees, a total compensation package of salary, bonus opportunity and benefits that, in the aggregate, are substantially comparable to that provided to such Purchaser Employees immediately prior to the Closing Date, provided, however, that the Shareholder acknowledges that the Purchaser does not presently have, and shall not be required to create, a stock purchase or stock option or similar plan, and provided, further, that the Purchaser Employees shall remain participants in the Shareholder medical, vision, and dental plans, to the extent currently participating, through June 30, 2002. The benefit plans currently offered to the Purchaser Employees are set forth by the Company in Section 6.9(a) of the Company Disclosure Schedule. Each employee benefit plan, program, policy and arrangement of the Purchaser and its subsidiaries shall recognize, to the extent possible, (i) for purposes of satisfying any deductibles, co-pays and out-of-pocket maximums during the coverage period that includes the Closing Date, any payment made by any Purchaser Employee towards deductibles, co-pays and out-of-pocket maximums for such coverage period in any health or other insurance plan of the Shareholder, and (ii) for all purposes, including for purposes of determining eligibility to participate, vesting, schedule of benefits and benefit accrual, all service with the Shareholder and the Company and the Subsidiaries, including service with predecessor employers that was recognized by the Shareholder, the Company and the Subsidiaries; provided that such service shall not be recognized to the extent such recognition would result in a duplication of benefits."

          (b)  A new Section 6.9(f) is hereby added to the Acquisition Agreement:

            "(f)  Effective as of the Closing Date, and unless otherwise specifically provided for in the Acquisition Agreement or this Amendment, none of the Purchaser, the Company nor any of its Subsidiaries shall be responsible for any liabilities or obligations to any current or former employee of the Company or any of its Subsidiaries other than the Purchaser Employees, and Shareholder agrees to indemnify, defend and hold each of Purchaser, the Company and each of its Subsidiaries (and their respective officers, directors, employees, affiliates and agents) harmless from and against any and all damages, claims, losses, liabilities, deficiencies, costs and expenses arising out of or in connection with the assertion against any of them of any such liability or obligation."

        Section 6.    Trade Payables.    Section 6.14 of the Acquisition Agreement is amended and restated as follows:

          "6.14    Trade Payables.    The Purchaser and the Company, and not the Shareholder, shall be responsible for (i) all liabilities of the Company and the Subsidiaries to third party trade creditors outstanding as of the Closing Date and incurred thereafter; and (ii) all liabilities of the Shareholder to third party trade creditors outstanding or incurred as of the Closing Date (including with respect to invoices or other demands for payment received after the Closing Date) to the extent related to the Business, except that the Shareholder shall be responsible for all liabilities of Shareholder to third party trade creditors under invoices to, and received by, the Shareholder as of June 20, 2002 (including the $342,000 of such liabilities to third party trade creditors identified as of June 20, 2002) to the extent related to the Business. Solely for the avoidance of doubt, the payment obligations described in Exhibit B to the US Assignment (as such capitalized term is defined in Section 4.3 of the Shareholder Disclosure Schedule) are payment obligations of Shareholder."

        Section 7.    Additional Covenants.    The following Sections 6.15, 6.16 and 6.17 are hereby added to the Acquisition Agreement:

          "6.15    Cash/Outstanding Checks.    With effect from the opening of business on June 21, 2002, the Shareholder will remove all funds from the bank accounts of the Company and the Subsidiaries except (i) $342,000 to cover checks written by the Company and its domestic Subsidiaries prior to June 21, 2002 (or deposit additional funds so that balances in such bank accounts total $342,000 in the aggregate); (ii) a sufficient amount of funds to cover checks written by the Company's foreign Subsidiaries prior to June 21, 2002 (or deposit additional funds in an amount sufficient to cover such checks); and (iii) a sufficient amount of funds to fund the payroll for the remaining payroll period in the month of June 2002 for the Purchaser Employees employed outside the United States (or deposit additional funds in an amount sufficient to fund such payroll). From and after the removal of funds described in the preceding sentence, all funds received by or on behalf of the Company and its Subsidiaries will remain with the Company and its Subsidiaries. The parties agree that the portion of the payroll that relates to the period after June 20, 2002 referred to in clause (iii) above is to be reimbursed to the Shareholder as set forth in Transition Services Agreement."

          "6.16    Intercompany Accounts.    Effective immediately prior to the Closing, all intercompany receivables, payables and any other intercompany accounts of any type or nature then existing between Shareholder or any of its affiliates (other than the Company or the Subsidiaries), on the one hand, and the Company or any of the Subsidiaries, on the other hand, shall be settled, canceled or otherwise terminated or eliminated. The Company and the Subsidiaries, on the one hand, and the Shareholder and its affiliates (other than the Company or the Subsidiaries), on the other hand, may cancel any intercompany indebtedness between them in such manner as they determine (including in the form of a dividend) and shall not be obligated with respect to such amounts after such cancellation."

          "6.17    Shareholder Insurance Policies.    To the extent that (i) there are third-party insurance policies maintained by Shareholder or its affiliates covering any loss, damage or other expense relating to the Company or the Subsidiaries or the operation of the Business arising out of occurrences prior to the Closing and (ii) such insurance policies by their terms continue after Closing to permit claims with respect to any such liabilities to be made relating to occurrences prior to the Closing, Shareholder agrees to cooperate with Purchaser and use commercially reasonable efforts at the Company's and Purchaser's expense in submitting any such claims on behalf of the Company and the Subsidiaries under such insurance policies with respect to any such insured liabilities. As a condition to allowing Purchaser to submit any such claim, the Company and the Purchaser will undertake to and will pay any increased insurance premiums resulting from the making of such claim."

        Section 8.    Certain Real Estate Matters.    A new Section 6.10(f) is hereby added to the Acquisition Agreement:

            "(f)  Notwithstanding anything to the contrary in this Section 6.10, within sixty (60) days after the Closing Date, Purchaser shall either (i) terminate, cancel or replace that certain letter of credit that has been issued by Bank of America for the benefit of Bell South Telecommunications such that Shareholder shall be entitled to receive the principal amount of $350,000 which is currently deposited in an account at Bank of America (the "Collateral Account"), together with all accrued interest thereon (the "Payoff Amount"), which secures such letter of credit, or (ii) in the event that Purchaser is unable to terminate, cancel or replace such letter of credit within sixty (60) days after the Closing Date, then Purchaser shall pay to Shareholder within three (3) business days thereafter the Payoff Amount and Shareholder shall assign its rights in the Collateral Account to Purchaser."

        Section 9.    Certain Conditions.    Section 7.1(c) and Section 7.2(c) of the Acquisition Agreement each are amended and restated as follows:

          "The U.S. Assignment and the Germany Assignment (as such capitalized terms are defined in Section 4.3 of the Shareholder Disclosure Schedule) shall have been executed and delivered, substantially in accordance with the draft assignment agreements dated June 11, 2002 previously disclosed to Purchaser."

        Section 10.    Termination of Credit Agreement Obligations.    Section 7.1(d) and Section 7.2(e) of the Acquisition Agreement each are amended by adding the following sentence at the end of each such section:

          "Shareholder shall have received and delivered to Purchaser written evidence releasing any and all Encumbrances in any of the capital stock or any of the assets of the Company or any of its Subsidiaries by reason of Shareholder's arrangements pursuant to (i) the Credit Agreement (as defined in Section 4.3 of the Shareholder Disclosure Schedule) or any of the agreements related thereto and (ii) the Loan and Security Agreement with Foothill Capital Corporation or any of the agreements related thereto, and that neither the Company nor any of its Subsidiaries have any further obligations under any of the aforementioned agreements."

        Section 11.    Certain Tax Matters.    The last sentence of Section 9.2(f) of the Acquisition Agreement is deleted and replaced with the following:

          "Following the Closing, if the Shareholder shall desire to allocate more than $1,000,000 of the consolidated net operating loss limitation of the Company to Prime Factors, Inc. pursuant to Treasury Regulation Section 1.1502-95, Shareholder and Purchaser shall mutually confer and agree upon such excess allocation. On and after the Closing Date, Shareholder shall not use more than $10,000,000 of the net operating losses of the Company and the Subsidiaries without Purchaser's prior written consent."

        Section 12.    4.X Product and Commerce Manager Matters.

          (a)  Section 2.4 of the Intellectual Property Agreement is amended and restated as follows:

            "2.4    4.X Product.    Upon the second anniversary of the Effective Date, all of Peregrine's Intellectual Property Rights in and to the 4.X product identified in Exhibit "B" ("4.X Product"), and any and all common law rights Peregrine may have in any trademark used in connection with the 4.X Product as of the date hereof, shall automatically, without any further action on the part of any party or any other person, be transferred from Peregrine to PCI, and simultaneously with such transfer, PCI shall grant Peregrine a Full Source Code License to the 4.X Product, subject to a Standalone Product Source Code Licensing Restriction. During the two year period immediately following the Effective Date, Peregrine agrees to retain ownership of and observe a Standalone Product Source Code Licensing Restriction with respect to the 4.X Product."

          (b)  Each of the undersigned agrees that in the event the Company obtains permission from Software AG to obtain a Full Source Code License from the Shareholder in an agreement reasonably acceptable to the Shareholder and which does not adversely impact the Shareholder, the Object Code Licenses to the S-Series Adaptors and the J-Series Adaptors described on Exhibit "B" to the Intellectual Property Agreement shall be automatically converted, without any further action on the part of any of the undersigned, to Full Source Code Licenses, and the Reseller Agreement will be immediately terminated with effect from such date.

          (c)  The last sentence of Section 3 of the Intellectual Property Agreement is hereby amended by deleting the words "for a period of two years" therefrom.

          (d)  Section 1.19 of the Intellectual Property Agreement is amended and restated as follows:

            "'Standalone Product Source Code Licensing Restriction' means a restriction that prohibits the licensee under a Full Source Code License from commercially licensing or otherwise distributing Source Code for the product covered by the Full Source Code License unless the product is bundled or integrated with another product and the sublicensee agrees in writing not to unbundle or reverse engineer the product."

          (e)  Section 5.1 of the Intellectual Property Agreement is amended by adding the following sentence thereto:

            "Within six (6) months after the Effective Date, Peregrine shall cease all use of the PCI Trademarks, including any use of PCI Trademarks in Products for which Peregrine has been granted a Source Code license under this Agreement, Product documentation, labels, and proprietary notices, provided that Peregrine shall have the right to use marketing materials existing on the Effective Date until supplies thereof are exhausted."

          (f)    A new Section 6.5 is hereby added to the Intellectual Property Agreement:

            "6.5    Restriction.    For a period of two (2) years after the Effective Date, Peregrine agrees not to license the 4.X Product as a standalone product to any of the entities listed on Exhibit F without the prior written consent of PCI."

          (g)  An Exhibit F is hereby added to the Intellectual Property Agreement as set forth on Exhibit C hereto.

        Section 13.    Shareholder Disclosure Schedule.    Schedule AA of the Shareholder Disclosure Schedule is amended and restated as set forth on Schedule AA hereto.

        Section 14.    Company Disclosure Schedule.

          (a)  The Company Disclosure Schedule is amended by adding the disclosure set forth on Exhibit A hereto to Section 3.9 of the Company Disclosure Schedule. The additional disclosure shall be treated as if in the Company Disclosure Schedule delivered in connection with the execution of the Agreement.

          (b)  Attachment 6.9(a) of the Company Disclosure Schedule shall be amended as set forth in Exhibit D hereto.

        Section 15.    Certain Transition Matters.    Schedule A to the Transition Services Agreement shall be amended and restated as set forth in the attached Exhibit B.

        Section 16.    Except as expressly set forth herein, all terms and conditions of each of the Acquisition Agreement, the Intellectual Property Agreement and the Transition Services Agreement shall remain unchanged.

[Remainder of Page Left Blank Intentionally]

        IN WITNESS WHEREOF, this Amendment has been duly executed and delivered by the duly authorized officer of each party hereto as of the date first written above.

PEREGRINE SYSTEMS, INC.

By:	/s/ GARY G. GREENFIELD
Its:	Chief Executive Officer

PEREGRINE CONNECTIVITY, INC.

By:	/s/ ERIC DELLER
Its:	Secretary

PCI INTERNATIONAL LIMITED

By:	/s/ DAVID DOMINIK
Its:	Director

PCI INTERNATIONAL, INC.

By:	/s/ DAVID DOMINIK
Its:

[Signature Page to Amendment No. 1]

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  Exhibit 2.2